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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTERACTIVE DATA CORPORATION
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
237596101
(CUSIP Number)
Philip Hoffman
c/o Pearson Inc.
1330 Avenue of the Americas, 7th Floor
New York, New York 10019
(212) 641-2421
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With Copies To:
Charles E. Engros, Jr., Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000
January 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 18 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	237596101	Page	2	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

PEARSON PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ENGLAND & WALES

	7	SOLE VOTING POWER:

NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		SEE ITEM 5 OF ATTACHED SCHEDULE

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

SEE ITEM 5 OF ATTACHED SCHEDULE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

SEE ITEM 5 OF ATTACHED SCHEDULE

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	237596101	Page	3	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

PEARSON OVERSEAS HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ENGLAND & WALES

	7	SOLE VOTING POWER:

NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		SEE ITEM 5 OF ATTACHED SCHEDULE

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

SEE ITEM 5 OF ATTACHED SCHEDULE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

SEE ITEM 5 OF ATTACHED SCHEDULE

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	237596101	Page	4	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

PEARSON NETHERLANDS B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NETHERLANDS

	7	SOLE VOTING POWER:

NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		SEE ITEM 5 OF ATTACHED SCHEDULE

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

SEE ITEM 5 OF ATTACHED SCHEDULE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

SEE ITEM 5 OF ATTACHED SCHEDULE

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	237596101	Page	5	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

PEARSON INC. EIN: 51-0261654

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		SEE ITEM 5 OF ATTACHED SCHEDULE

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

SEE ITEM 5 OF ATTACHED SCHEDULE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

SEE ITEM 5 OF ATTACHED SCHEDULE

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	237596101	Page	6	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

PEARSON LONGMAN, INC. EIN: 13-2971110

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		SEE ITEM 5 OF ATTACHED SCHEDULE

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		SEE ITEM 5 OF ATTACHED SCHEDULE

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

SEE ITEM 5 OF ATTACHED SCHEDULE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

SEE ITEM 5 OF ATTACHED SCHEDULE

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	237596101	Page	7	of	18

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	PEARSON DBC HOLDINGS INC. EIN: 13-4149604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		57,554,795

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		57,554,795

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	57,554,795

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	61.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Security and Issuer
     This Amendment No. 3 (“Amendment No.3”) to the Statement on Schedule 13D, originally filed on November 24, 1999 (the “Original Statement,” as amended by Amendment No.1, filed on March 9, 2000 (“Amendment No.1”) and Amendment No. 2, filed on January 8, 2001, and as so amended, the “Statement”), with respect to the common stock, par value $.01 per share (“Common Stock”) of Interactive Data Corporation, a Delaware corporation (the “Company”), amends Items 2, 3, 4, 5, and 7 and Schedules A and B of the Statement. The principal executive office of the Company is 22 Crosby Drive, Bedford, MA 01730. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.
Item 2. Identity and Background
     Item 2 as set forth in the Statement is amended and restated in its entirety as:
     (a) This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the “Commission”): (i) Pearson plc, a corporation organized under the laws of England & Wales (“Pearson”); (ii) Pearson Overseas Holdings Ltd., a corporation organized under the laws of England & Wales (“Pearson Overseas”); (iii) Pearson Netherlands B.V., a corporation organized under the laws of the Netherlands (“Pearson Netherlands”); (iv) Pearson Inc., a corporation organized under the laws of Delaware (“Pearson Inc.”); (v) Pearson Longman, Inc., a corporation organized under the laws of Delaware (“Pearson Longman”); and (vi) Pearson DBC Holdings Inc. (“DBC Holdings”) and, collectively with Pearson, Pearson Overseas, Pearson Netherlands, Pearson Inc. and Pearson Longman, the “Reporting Persons”). Pearson AG, a corporation organized under the laws of Switzerland (“Pearson AG”) has been dissolved and, as a result of which, is no longer a controlling person of the Company and, therefore, is no longer a reporting person for purposes of this Statement.
Pearson is an international media company which is the majority stockholder of Pearson Overseas. Pearson Overseas is an investment holding company which owns 100% of Pearson Netherlands. Pearson Netherlands is a holding company which is the majority stockholder of Pearson Inc. Pearson Inc. is a holding company which owns 100% of Pearson Longman. Pearson Longman is a holding company which owns 100% of DBC Holdings. DBC Holdings is a holding company which owns approximately 61.7% of the Company.
     (b) The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Statement.
     (c) Attached as Schedule B is the name, principal occupation (where applicable) and business address of each executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Statement.
     (d) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 as set forth in the Statement is amended and restated to read in its entirety as follows:
     The shares of the Common Stock of the Company acquired pursuant to the Merger Agreement (as described in the response to Item 4) were purchased for the non-cash consideration as described therein.
     The total amount of funds required by DBC Holdings to acquire the Common Stock of the Company pursuant to the Purchase Agreement (as described in the response to Item 4) is $24,503,114.13 (the “Purchase Price”). DBC Holdings obtained the Purchase Price from internal sources of funds.
Item 4. Purposes of Transactions
     Item 4 as set forth in the Statement is amended and restated to read in its entirety as:
     (a) —(j)
     On November 14, 1999, the Company, Pearson Longman, Detective Merger-Sub, Inc., a wholly-owned subsidiary of the Company (the “Merger-Sub”), and Interactive Data Corporation, a corporation organized under the laws of Delaware and currently known as FT Interactive Data Corporation (“FTID”), and on such date a wholly owned subsidiary of Pearson Longman, entered into the Agreement and Plan of Merger (as amended by Amendment No.1 to the Agreement and Plan of Merger, dated as of January 10, 2000, the “Merger Agreement”), a copy of which has been filed as an exhibit to Amendment No. 1. The Merger Agreement provided, among other things, for the merger of Merger-Sub with and into FTID (the “Merger”), with FTID to be the surviving corporation and a wholly-owned subsidiary of the Company following the Merger. Upon the effectiveness of the Merger (the “Effective Time”), each issued and outstanding share of capital stock of Merger-Sub was converted into and became one fully paid and non-assessable share of common stock of FTID. Further, upon the Merger, the issued and outstanding shares of capital stock of FTID were converted into 56,423,949 shares of the Company which, when added to the 107 additional shares of the Common Stock of the Company owned by Pearson Longman, resulted in the ownership by Pearson Longman, the previous owner of 100% of FTID, of approximately 61% of the Company.
     On December 27, 2000, Pearson Longman and DBC Holdings entered into a Contribution Agreement (the “Contribution Agreement”), a copy of which has been filed as an exhibit to Amendment No. 2. The Contribution Agreement provided for the contribution of the shares of the Common Stock of the Company owned by Pearson Longman to DBC Holdings effective as of December 27, 2000.
     On January 6, 2006, DBC Holdings and Allan R. Tessler (“Mr. Tessler”), ART/FGT Family Partners Ltd. and Tessler Family Limited Partners (the

“Tessler Sellers”) entered into a Stock Sale and Purchase Agreement (the “Purchase Agreement”). A copy of the Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Purchase Agreement, DBC Holdings has purchased 1,130,739 shares from the Tessler Sellers for $24,503,114.13. Mr. Tessler is a director of the Company.
     The Reporting Persons intend to review their holdings in the Company on a continuous basis and may, at any time, determine to acquire additional shares of Common Stock, sell all or part of their holdings in the Company, or engage or participate in a transaction or series of related transactions with the purpose or effect of influencing control over the Company. Such transactions may take place at any time, with or without prior notice, and may include, without limitation, (1) entering into one or more privately negotiated transactions for the purchase or sale of Common Stock, (2) effecting open market purchases or sales of Common Stock, (3) making a tender or exchange offer for some or all of the Common Stock, (4) engaging in proxy solicitations, (5) seeking a merger or other form of business combination involving the Company or (6) taking other actions that could have the purpose or effect of directly or indirectly influencing control over the Company. The Reporting Persons may engage legal, financial, accounting and other advisors to assist them in evaluating strategic alternatives with respect to their holdings in the Company.
     Except as set forth in above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 as set forth in the Statement is amended and restated to read in its entirety as follows:
     (a) DBC Holdings owns 57,554,795 (which includes the 1,130,739 shares DBC Holdings purchased from the Tessler Sellers) shares of Common Stock, representing approximately 61.7% of the issued and outstanding shares of Common Stock. For purposes of Rule 13d-3 promulgated under the Exchange Act, Pearson, Pearson Overseas, Pearson Netherlands, Pearson Inc. and Pearson Longman, which are affiliates of DBC Holdings, may be deemed to beneficially own the shares indirectly as a result of their control relationship with DBC Holdings. Any such beneficial ownership would represent the same sole voting and dispositive power exercised by DBC Holdings over the shares. Each of the Reporting Persons other than DBC Holdings disclaims beneficial ownership of the shares.
     John C. Makinson owns 1,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock. As noted on Schedule B, Mr. Makinson is an executive officer and/or director of certain of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares owned by Mr. Makinson.
     (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 7 hereto which relate to shares of Common Stock beneficially owned are incorporated herein by reference.
     Mr. Makinson has sole voting and dispositive power with respect to the shares of Common Stock owned by him.

     (c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedule B.
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by DBC Holdings or Mr. Makinson.
     (e) Not applicable.
     Except as described in this response to Item 5, none of the persons listed on Schedule B beneficially own any shares of Common Stock.
Item 7. Materials to Be Filed as Exhibits
     The following additional materials are filed as Exhibits to this Amendment No. 3:
     Exhibit 1: Joint filing agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     Exhibit 2: Stock Sale and Purchase Agreement, dated as of January 6, 2006, by and among Allan R. Tessler, ART/FGT Family Partners Ltd. and Tessler Family Limited Partners and DBC Holdings.

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2006

PEARSON PLC
By:	/s/ Philip Hoffman
	Name:	Philip Hoffman
	Title:	Secretary

PEARSON OVERSEAS HOLDINGS LTD.
By:	/s/ Stephen Jones
	Name:	Stephen Jones
	Title:	Secretary

PEARSON NETHERLANDS B.V.
By:	/s/ Jan Francis van der Drift
	Name:	Jan Francis van der Drift
	Title:	Director

PEARSON INC.
By:	/s/ Thomas Wharton
	Name:	Thomas Wharton
	Title:	Vice President

PEARSON LONGMAN, INC.
By:	/s/ Thomas Wharton
	Name:	Thomas Wharton
	Title:	Vice President

PEARSON DBC HOLDINGS INC.
By:	/s/ Thomas Wharton
	Name:	Thomas Wharton
	Title:	Vice President

SCHEDULE A

Name of Reporting Person	Address of the Principal Office

Pearson	80 Strand, London WC2R 0RL, England

Pearson Overseas	80 Strand, London WC2R 0RL, England

Pearson Netherlands	Concertgebouwplein 25, 1071 LM Amsterdam, The Netherlands

Pearson Inc.	1330 Avenue of the Americas, 7th Floor, New York, New York 10019

Pearson Longman	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, New York 10019

DBC Holdings	c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, New York 10019

SCHEDULE B
Pearson plc

Name	Position	Principal Occupation/Business Address

Glen Moreno	Chairman	Chairman/Pearson plc, 80 Strand, London, WC2R 0RL

Marjorie M. Scardino	Chief Executive	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

David C. M. Bell	Director for People and Chairman of the FT Group	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Lord Burns	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Patrick Cescau	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Rona Fairhead	Finance Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Susan Fuhrman	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

John C. Makinson	Chairman and Chief Executive, Penguin Group	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Reuben Mark	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Vernon L. Sankey	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Rana Talwar	Non-Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL

Phil Hoffman	Executive Vice President, Director of Corporate Finance and Strategy and Secretary	Executive Vice President, Director of Corporate Finance and Strategy and Secretary/Pearson plc c/o Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Overseas Holdings Ltd.

Name	Position	Principal Occupation/Business Address

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Rona Fairhead	Director	Finance Director/Pearson plc, 80 Strand, London WC2R 0RL, England

John C. Makinson	Director	Chairman and Chief Executive (Penguin Group)/Pearson plc, 80 Strand, London, WC2R 0RL, England

Alan C. Miller	Director	Director of Purchasing/Pearson plc, 80 Strand, London WC2R 0RL, England

Marjorie M. Scardino	Director	Chief Executive Officer /Pearson plc, 80 Strand, London WC2R 0RL, England

Stephen Jones	Secretary	Deputy Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England
Pearson Netherlands B.V.

Name	Position	Principal Occupation/Business Address

MeesPierson Trust B.V.	Director	Director/Rokin 55, 1012 KK Amsterdam, The Netherlands

Jan Francis van der Drift	Director	Management Consultant/Drs. J.F. van der Drift, Beheer B.V., Leeteinde 20-22, 1151 AK Broek in Waterland, The Netherlands

Matthieu Ph. van Sint Truiden	Director	Attorney/Frederiksplein 42, 1017 XN Amsterdam, PO Box 545, 1000 AM Amsterdam.

David H. Colville	Director	Group Tax Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Pearson Inc.

Name	Position	Principal Occupation/Business Address

David C. M. Bell	Chairman and Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Jeffrey Taylor	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Rona Fairhead	Vice President and Director	Finance Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson Longman, Inc.

Name	Position	Principal Occupation/Business Address

David C. M. Bell	Chairman and Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Jeffrey Taylor	President and Director	President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Philip J. Hoffman	Executive Vice President and Director	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Rona Fairhead	Vice President and Director	Finance Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Thomas Wharton	Vice President and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Pearson DBC Holdings Inc.

Name	Position	Principal Occupation/Business Address

David C. M. Bell	Director	Director/Pearson plc, 80 Strand, London WC2R 0RL, England

Thomas Wharton	Vice President and Director	Vice President of Taxation/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

Shaheda Sayed	Treasurer, Secretary and Director	Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019

EXHIBIT INDEX
     The following additional material is filed as an Exhibit to this Amendment No. 3:
     Exhibit 1: Joint filing agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
     Exhibit 2: Stock Sale and Purchase Agreement, dated as of January 6, 2006, by and among Allan R. Tessler, ART/FGT Family Partners Ltd. and Tessler Family Limited Partners and DBC Holdings.